Correspondence

                                 August 14, 2007

                                             Via facsimile @ 202.772.9209 & Mail
Elaine Wolff, Esq.
David H. Roberts, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

   Re:      Marine Exploration, Inc.
            Registration Statement on Form SB-2
            Registration No. 333-143614
            Filed on June 8, 2007

Dear Ms. Wolff and Mr. Roberts:

     This law firm represents Marine Exploration, Inc. (the "Issuer" or the "Company") with regard to the above referenced registration statement and the proposed offering on behalf of the selling shareholders (the "Offering"). Per our telephone conversation of August 13, 2007, we understand that after review of the supplemental analysis submitted under our letter of July 31, 2007, the Staff has determined for a second time that that the Offering as currently constructed constitutes an offering by the Issuer.

     As a result, the Issuer respectfully requests that it be permitted to register Thirty Million, Thirty Thousand (30,030,000) shares belonging to the selling shareholders by filing its Form SB-2, Amendment No. 1, and the Offering proceed accordingly. Such sum constitutes Thirty (30.0) percent of the shares that the Company originally sought to register on behalf of the selling shareholders and constitutes less than thirty percent of the Issuer's outstanding shares. You will recall that there are 168,501,000 shares held of record by approximately 187 holders.

     The selling shareholders shares shall be allotted among the four entities and one individual comprising the selling shareholders as follows: Hoss Capital, LLC - Ten Million (10,000,000) shares; Technology Partners, LLC - Ten Million (10,000,000) shares; the Enright Family Trust - Five Million (5,000,000) shares; the Stevens Family Trust - Five Million (5,000,000) shares; and Miguel Thomas Gonzalez Thirty Thousand (30,000) shares.

         We wish to inform you that we will undertake simultaneously with this letter to upload it and our July 31, 2007, and June 27, 2007, correspondences to you via Edgar to the Company's filings. Thank you for your consideration of the foregoing. We remain available to discuss this at your convenience.

                                             Sincerely,




                                              /s/ Bradford J. Lam
                                              -------------------

                                                     for
                                        Law Offices of Bradford J. Lam, PLLC

Cc:  Issuer